Stolt-Nielsen S.A.                                 [GRAPHIC OMITTED][STOLT LOGO]
c/o Stolt-Nielsen Ltd.      Tel: +44 207 611 8960
Aldwych House               Fax: +44 207 611 8965
71-91 Aldwych               www.stolt-nielsen.com
London WC2B 4HN
United Kingdom



NEWS RELEASE
                             Contacts:  Reid Gearhart
                                        USA +1.914.788.6792
                                        rhgnyc@optonline.net

             U.S. Third Circuit Court Reverses and Remands Judgment Regarding Stolt-Nielsen Amnesty Agreement with Antitrust Division

London, England - March 23, 2006 - Stolt-Nielsen S.A. (NasdaqNM: SNSA; Oslo Stock Exchange: SNI), announced today that a two-judge panel of the United States Court of Appeals for the Third Circuit has reversed and remanded a District Court injunction blocking the U.S. Department of Justice's Antitrust Division from indicting the Company, its officers, directors and employees in connection with alleged antitrust violations in the parcel tanker industry. The District Court injunction was based on an amnesty agreement between the Company and the Antitrust Division.

Today's Third Circuit ruling found that the District Court did not have the authority to enforce an amnesty agreement prior to an indictment. The Third Circuit found that Stolt-Nielsen should raise its arguments at a later stage. The Third Circuit today did not address the merits of Stolt-Nielsen's amnesty defense.

The Company intends to file a petition for a rehearing en banc with the Third Circuit, and the filing of such a petition will delay the effect of this decision.

Today's decision by the U.S. Court of Appeals is available on its website at www.ca3.uscourts.gov.


About Stolt-Nielsen S.A.

Stolt-Nielsen S.A. (the "Company") is one of the world's leading providers of transportation services for bulk liquid chemicals, edible oils, acids, and other specialty liquids. The Company, through the parcel tanker, tank container, terminal, rail and barge services of its wholly-owned subsidiary Stolt-Nielsen Transportation Group, provides integrated transportation for its customers. Stolt Sea Farm, wholly-owned by the Company, produces and markets high quality turbot and Southern bluefin tuna.


Forward-Looking Statements
This press release contains "forward-looking statements" within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements may be identified by the use of words like "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "project," "will," "should," "seek," and similar expressions. The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties. The following factors, and others which are discussed in our public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: the general economic conditions and competition in the markets and businesses in which we operate; changes in the supply of and demand for parcel tanker, tank container and terminal capacity in the markets in which we operate; changes in the supply of and demand for the products we transport, particularly the bulk liquids, chemicals and other specialty liquids that form the majority of the products we transport; prevailing market rates for the transportation services we offer and the fish products we sell; the cost and feasibility of maintaining and replacing our older ships and building or purchasing new ships; uncertainties inherent in operating internationally; the outcome of legal proceedings; Stolt-Nielsen S.A.'s relationship with significant customers; the impact of negative publicity; environmental challenges and natural conditions facing Stolt-Nielsen S.A.'s aquaculture business; the ability to complete the Marine Harvest sale transaction; the impact of laws and regulations; and operating hazards, including marine disasters, spills or environmental damage. Many of these factors are beyond Stolt-Nielsen S.A.'s ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements. Should one or more of these risks or uncertainties occur, or should management's assumptions or estimates prove incorrect, actual results and events may vary materially from those discussed in the forward-looking statements.

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